UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

SENSEONICS HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	47-1210911
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

20451 Seneca Meadows Parkway Germantown, MD	20876-7005
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of exchange on which each class is to be registered
Common Stock, $0.001 par value per share	The Nasdaq Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement file number to which this form relates:

N/A

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

EXPLANATORY NOTE

Senseonics Holdings, Inc., a Delaware corporation (the “Registrant”) is filing this registration statement on Form 8-A in connection with the transfer of the listing of its common stock, par value $0.001 per share from the NYSE American to The Nasdaq Stock Market LLC.

Item 1. Description of Registrant’s Securities to be Registered.

The following summary of the terms of Registrant’s capital stock is based on our amended and restated certificate of incorporation (the “A&R Certificate of Incorporation”), as amended to date by Certificates of Amendment to Amended and Restated Certificate of Incorporation (the “Certificates of Amendment” and together with the A&R Certificate of Incorporation, the “Certificate of Incorporation”), and our amended and restated bylaws, as amended (the “Restated Bylaws”). The summary is not complete and is qualified by reference to the A&R Certificate of Incorporation, filed as Exhibit 3.1 to our Current Report on Form 8-K filed on March 23, 2016, the Certificates of Amendment, filed as Exhibit 3.3 to our Current Report on Form 8-K filed on August 8, 2018, Exhibit 3.1 to our Current Report on Form 8-K filed on May 22, 2024 and Exhibit 3.1 to our Current Report on Form 8-K filed on October 16, 2025, and the Restated Bylaws, filed as Exhibit 3.2 to our Current Report on Form 8-K filed on March 23, 2016, and incorporated by reference herein. We encourage you to read our Certificate of Incorporation, Restated Bylaws and the applicable provisions of the Delaware General Corporation Law (the “DGCL”) for additional information.

General

The Certificate of Incorporation authorizes the issuance of up to 70,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share. The Registrant’s board of directors may establish the rights and preferences of the preferred stock from time to time. As of November 12, 2025, we had 40,858,460 shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock

Voting

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Under the Certificate of Incorporation and Restated Bylaws, common stockholders do not have cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Dividends

Holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds, subject to dividend preferences of any outstanding shares of preferred stock.

Liquidation

In the event of the Registrant’s liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders, subject to liquidation preferences of any outstanding shares of preferred stock.

1

Rights, Preferences, and Privileges

Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that the Registrant may designate in the future.

Fully Paid and Nonassessable

All of our outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

Pursuant to the Certificate of Incorporation, our board of directors has the authority, without further action by the stockholders (unless such stockholder action is required by applicable law or stock exchange listing rules), to designate and issue up to 5,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions thereof. We have designated 30,000 shares of preferred stock as Series A Convertible Preferred Stock and 12,000 shares of preferred stock as Series B Convertible Preferred Stock. As of the date hereof, no shares of preferred stock are outstanding.

Item 2. Exhibits.

Under the “Instructions as to Exhibits” with respect to Form 8-A, no exhibits are required to be filed with this registration statement because no other securities of the Registrant are registered on The Nasdaq Stock Market LLC and the securities registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

2

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

SENSEONICS HOLDINGS, INC.

Date: November 14, 2025	By:	/s/ Rick Sullivan
Rick Sullivan
Chief Financial Officer

3